UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-U

Date of report (Date of earliest event reported): May 25, 2020

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Stock, $0.001 par value

Item 8.  Certain Unregistered Sales of Equity Securities

On May 25, 2020, Contact Gold Corp. (the "Company") announced closing of the final tranche of the non-brokered private placement (the "Offering") of units of the Company ("Units") resulting in the issuance of an additional 1,630,000 Units at a price of $0.10 per Unit for gross proceeds of $163,000.  In aggregate with the closing of the first and second tranches of the Offering, announced April 24, 2020 and May 5, 2020, respectively, the Company has issued 12,500,000 Units, for gross proceeds of $1,250,000

Each Unit consists of one common share of the Company (a "Common Share") and one Common Share purchase warrant (a "Warrant"), with each Warrant entitling the holder to purchase an additional Common Share at a price of $0.15 per share for a period of 24 months from the closing date (the "Expiry Date").  In the event that at any time between four months and one day following the closing date and the Expiry Date, the Common Shares trade on the TSX Venture Exchange (the "TSXV") at a closing price which is equal to or greater than $0.30 for a period of ten consecutive trading days, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date such notice is provided.

The Units were offered and sold pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended (the "U.S. Securities Act"), and without qualification under Regulation A.  Units were offered and sold: (a) outside the United States to non-U.S. persons pursuant to Rule 903 of Regulation S under the U.S. Securities Act and (b) in the United States to "accredited investors" (as defined in Rule 501(a) of Regulation D) pursuant to Rule 506(b) of Regulation D under the U.S. Securities Act.

Net proceeds of the Offering are expected to be used to undertake further drilling at Contact Gold's Green Springs & Pony Creek gold projects located in Nevada, and for general working capital.

Mr. John Wenger is an insider of the Company.  As of May 22, 2020, immediately prior to the closing of this third and final tranche of the financing, Mr. Wenger directly held an aggregate of 310,605 Common Shares and convertible securities entitling Mr. Wenger to acquire an additional 870,000 Common Shares, representing approximately 0.33% of the issued and outstanding Common Shares, and approximately 1.23% of the number of issued and outstanding Common Shares on a partially diluted basis assuming exercise of such convertible securities only.  Pursuant to the financing, Mr. Wenger subscribed for an aggregate of 420,040 Common Shares at a price of $0.10 per Unit.  Following the closing of the financing, Mr. Wenger indirectly and directly holds an aggregate of 730,645 Common Shares, and Warrants entitling Mr. Wenger to acquire up to an additional 420,040 Common Shares, representing approximately (i) 0.75% of the issued and outstanding Common Shares post-closing, (ii) approximately 1.64% of the outstanding Common Shares on a partially diluted basis, assuming conversion and exercise of the convertible securities only; and (iii) approximately 2.06% of the outstanding number of Common Shares on a partially diluted basis assuming conversion only his convertible securities and his Warrants for the maximum number of Common Shares.

Mr. Andrew Farncomb is an insider of the Company.  As of May 22, 2020, immediately prior to the closing of this third and final tranche of the financing, Mr. Farncomb indirectly held an aggregate of 1,188,205 Common Shares and convertible securities entitling Mr. Farncomb to acquire an additional 861,000 Common Shares, representing approximately 1.25% of the issued and outstanding Common Shares, and approximately 2.13% of the number of issued and outstanding Common Shares on a partially diluted basis assuming exercise of such convertible securities only.  Pursuant to the financing, Mr. Farncomb indirectly subscribed for an aggregate of 1,079,960 Common Shares at a price of $0.10 per Unit.  Following the closing of the financing, Mr. Farncomb directly and indirectly holds an aggregate of 2,268,165 Common Shares, and Warrants entitling Mr. Farncomb to acquire up to an additional 1,079,960 Common Shares, representing approximately (i) 2.34% of the issued and outstanding Common Shares post-closing, (ii) approximately 3.20% of the outstanding Common Shares on a partially diluted basis, assuming conversion and exercise of the convertible securities only; and (iii) approximately 4.26% of the outstanding number of Common Shares on a partially diluted basis assuming conversion only his convertible securities and his Warrants for the maximum number of Common Shares.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By: /s/ John Wenger
 John Wenger, Chief Financial Officer

Date May 25, 2020